Exhibit 99.51

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Highlander Silver Corp. (the “Company”)

2500 – 100 King Street W., P.O. Box #267

Toronto, Ontario

M5X 1A9

ITEM 2.	Date of Material Change

September 29, 2025

ITEM 3.	News Release

The news release was issued and disseminated via ACCESS Newswire on September 29, 2025.

ITEM 4.	Summary of Material Change

On September 29, 2025, the Company closed its previously announced bought deal public offering, pursuant to which the Company sold 23,000,000 common shares of the Company (the “Common Shares”) at a price of C$3.75 per Common Share for aggregate gross proceeds of C$86,250,000 (the “Offering”). The Offering was conducted by a syndicate of underwriters led by National Bank Financial Inc. (“NBF”), as lead underwriter and sole bookrunner, and including Canaccord Genuity Corp., Velocity Trade Capital Ltd., CIBC World Markets Inc., Ventum Financial Corp., BMO Nesbitt Burns Inc. and Cormark Securities Inc. (collectively, the “Underwriters”). The Company granted the Underwriters an option to purchase up to an additional 2,330,000 Common Shares, on the same terms and conditions, exercisable in whole or in part, at any time and from time to time, on or prior to the 30th day following the closing of the Offering.

ITEM 5.	Full Description of Material Change

On September 29, 2025, the Company closed its previously announced bought deal public offering, pursuant to which the Company sold 23,000,000 Common Shares at a price of C$3.75 per Common Share for aggregate gross proceeds of $86,250,000. The Company has also granted the Underwriters an option to purchase up to an additional 2,330,000 Common Shares, on the same terms and conditions, exercisable in whole or in part, at any time and from time to time, on or prior to the 30th day following the closing of the Offering. The Offering was conducted by the Underwriters, led by NBF, as lead underwriter and sole bookrunner.

The Company intends to use the net proceeds from the Offering to fund the advancement of exploration and development activities, project studies and permitting at the Company’s San Luis gold-silver project in Peru, as well as for property investigation and acquisition activities and for working capital and general corporate purposes.

The Offering was completed in all provinces and territories of Canada, except Quebec, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated April 10, 2025, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state securities laws and other jurisdictions. The Common Shares have not been and will not be registered under the U.S. Securities Act, and accordingly will not be offered, sold or delivered, directly or indirectly within the United States, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of a United States person, except pursuant to applicable exemptions from the registration requirements.

Certain directors, officers and insiders of the Company (the “Insiders”) participated in the Offering and purchased a total of 720,001 Common Shares. Participation by the Insiders in the Offering is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval in connection with the Insiders’ participation in the Offering in reliance of sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, on the basis that participation in the Offering by the Insiders did not exceed 25% of the fair market value of the Company’s market capitalization.

To the knowledge of the Company or any director or senior officer of the Company, after reasonable inquiry, no “prior valuations” (as defined in MI 61-101) in respect of the Company that relate to the Offering, or are relevant to the Offering, have been prepared within 24 months preceding the date hereof. All of the terms and conditions of the Offering were reviewed and unanimously approved by the board of directors of the Company on September 22, 2025 and September 24, 2025.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, information or statements with respect to the anticipated use of the net proceeds therefrom and any other activities, events or developments that the Company expects or anticipates will or may occur in the future. Such forward looking information or statements can be identified by the use of words such as “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this material change report. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Tom Ladner

General Counsel

Tel: (604) 638-1470

ITEM 9.	Date of Report

October 3, 2025

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